UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

                First Litchfield Financial Corporation

(Name of Issuer)

                      Common Stock of Par Value $.01

(Title of Class of Securities)

                               320724107

(CUSIP Number)

                            October, 27th, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ X ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    370724107


1.
Names of Reporting Persons.       Helen W. Buzaid

I.R.S. Identification Nos. of above persons (entities only).


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
  N/A


(b)
  N/A


3.
SEC Use Only


4.
Citizenship or Place of Organization     USA

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power     132,904



6.
Shared Voting Power    N/A



7.
Sole Dispositive Power   132,904



8.
Shared Dispositive Power   N/A


9.
Aggregate Amount Beneficially Owned by Each Reporting Person  132,904


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares  N/A


11.
Percent of Class Represented by Amount in Row (9)    6.9%


12.
Type of Reporting Person (See Instructions)     Individual


ITEM 1

 A:           First Litchfield Financial Corporation
 B:           13 North Street, Litchfield CT, 06759

ITEM 2

 A:   HELEN W. BUZAID
 B:   68 Deer Hill Ave, Danbury, CT 10681
 C:   USA
 D:   Common Stock of Par Value $.01
  E:   320724107

ITEM 3  N/A

ITEM 4
 A: 132,904
 B: 6.9%
 C:   (i)  132,904
(ii)	N/A
(iii)	132,904
(iv)	N/A

ITEM 5  N/A

ITEM 6  N/A

ITEM 7  N/A

ITEM 8  N/A

ITEM 9  N/A

ITEM 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
___1/15/2004_____________________________
Date
__/s/ Helen W. Buzaid______________________________
Signature